UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    or    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes    ☐      No    ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the three months ended June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
Name: Toru Nakashima
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date: August 18, 2022

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2022

On August 12, 2022, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2022 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2022		June 30, 2022		June 30, 2022
Assets:
Cash and due from banks		¥74,792,123		¥74,646,634	$546,301
Call loans and bills bought		1,965,134		2,091,072	15,304
Receivables under resale agreements		6,035,507		5,231,799	38,289
Receivables under securities borrowing transactions		5,649,632		4,777,896	34,967
Monetary claims bought		5,370,377		5,760,257	42,156
Trading assets		7,351,878		8,297,478	60,725
Money held in trust		310		6,810	50
Securities	*1, *2	38,538,724	*1, *2	39,347,789	287,967
Loans and bills discounted	*1	90,834,056	*1	96,688,452	707,615
Foreign exchanges	*1	2,812,104	*1	4,448,520	32,557
Lease receivables and investment assets		228,608		226,746	1,659
Other assets	*1	10,175,873	*1	12,657,021	92,630
Tangible fixed assets		1,457,254		1,493,839	10,933
Intangible fixed assets		898,817		920,660	6,738
Net defined benefit asset		623,045		634,325	4,642
Deferred tax assets		66,720		75,710	554
Customers’ liabilities for acceptances and guarantees	*1	11,722,239	*1	13,098,225	95,859
Reserve for possible loan losses		(817,784)		(711,407)	(5,206)

Total assets		¥257,704,625		¥269,691,834	$1,973,740

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2022	June 30, 2022	June 30, 2022
Liabilities and net assets:
Liabilities:
Deposits	¥148,585,460	¥153,172,245	$1,120,991
Negotiable certificates of deposit	13,069,796	13,792,741	100,942
Call money and bills sold	1,129,999	1,018,146	7,451
Payables under repurchase agreements	19,359,965	19,045,789	139,387
Payables under securities lending transactions	1,580,580	1,388,565	10,162
Commercial paper	1,866,366	1,992,918	14,585
Trading liabilities	6,377,968	7,119,225	52,102
Borrowed money	18,877,990	17,951,970	131,382
Foreign exchanges	1,216,893	1,859,257	13,607
Short-term bonds	442,000	433,500	3,173
Bonds	9,808,107	10,543,167	77,160
Due to trust account	2,443,873	2,395,740	17,533
Other liabilities	8,415,621	13,006,313	95,187
Reserve for employee bonuses	89,894	31,915	234
Reserve for executive bonuses	4,064	—	—
Net defined benefit liability	40,864	40,569	297
Reserve for executive retirement benefits	1,087	923	7
Reserve for point service program	25,000	26,360	193
Reserve for reimbursement of deposits	5,767	4,254	31
Reserve for losses on interest repayment	135,084	126,586	926
Reserves under the special laws	3,902	3,902	29
Deferred tax liabilities	275,570	164,908	1,207
Deferred tax liabilities for land revaluation	29,193	29,192	214
Acceptances and guarantees	11,722,239	13,098,225	95,859

Total liabilities	245,507,293	257,246,417	1,882,658

Net assets:
Capital stock	2,341,878	2,341,878	17,139
Capital surplus	693,664	693,809	5,078
Retained earnings	6,916,468	7,024,916	51,412
Treasury stock	(13,402)	(13,116)	(96)

Total stockholders’ equity	9,938,608	10,047,488	73,533

Net unrealized gains (losses) on other securities	1,632,080	1,264,690	9,256
Net deferred gains (losses) on hedges	(80,061)	1,394	10
Land revaluation excess	36,320	36,324	266
Foreign currency translation adjustments	450,143	879,507	6,437
Accumulated remeasurements of defined benefit plans	121,123	115,611	846

Total accumulated other comprehensive income	2,159,606	2,297,528	16,814

Stock acquisition rights	1,475	1,226	9
Non-controlling interests	97,641	99,173	726

Total net assets	12,197,331	12,445,416	91,082

Total liabilities and net assets	¥257,704,625	¥269,691,834	$1,973,740

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Three months ended June 30	2021		2022		2022
Ordinary income		¥951,725		¥1,331,703	$9,746
Interest income		442,051		637,403	4,665
Interest on loans and discounts		321,811		441,177	3,229
Interest and dividends on securities		74,476		108,984	798
Trust fees		1,237		1,478	11
Fees and commissions		327,317		336,330	2,461
Trading income		67,364		4,543	33
Other operating income		34,369		255,237	1,868
Other income	*1	79,386	*1	96,710	708
Ordinary expenses		664,484		982,028	7,187
Interest expenses		87,808		205,653	1,505
Interest on deposits		20,749		63,559	465
Fees and commissions payments		54,712		56,222	411
Trading losses		1,582		90,643	663
Other operating expenses		36,457		85,556	626
General and administrative expenses		437,980		484,021	3,542
Other expenses	*2	45,943	*2	59,932	439

Ordinary profit		287,240		349,674	2,559

Extraordinary gains	*3	16	*3	10	0
Extraordinary losses	*4	2,445	*4	998	7

Income before income taxes		284,812		348,686	2,552

Income taxes		79,973		93,962	688

Profit		204,838		254,724	1,864

Profit attributable to non-controlling interests		1,595		2,284	17

Profit attributable to owners of parent		¥203,243		¥252,439	$1,847

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Three months ended June 30	2021	2022	2022
Profit	¥204,838	¥254,724	$1,864
Other comprehensive income (losses)	55,480	136,901	1,002
Net unrealized gains (losses) on other securities	14,503	(365,102)	(2,672)
Net deferred gains (losses) on hedges	1,606	71,230	521
Foreign currency translation adjustments	26,720	393,295	2,878
Remeasurements of defined benefit plans	(4,329)	(5,525)	(40)
Share of other comprehensive income of affiliates	16,979	43,003	315

Total comprehensive income	260,319	391,625	2,866

Comprehensive income attributable to owners of parent	258,184	390,357	2,857
Comprehensive income attributable to non-controlling interests	2,135	1,268	9

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than ¥1 million have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at June 30, 2022 which was ¥136.64 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

Not applicable.

(2)	Significant changes in the scope of equity method

Not applicable.

(Changes in accounting policies)

Application of Implementation Guidance on Accounting Standard for Fair Value Measurement

The Company applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) from the beginning of the period for the three months ended June 30, 2022. In accordance with the transitional treatment set forth in Paragraph 27-2 of Implementation Guidance on Accounting Standard for Fair Value Measurement, the Company has prospectively adopted the new accounting policy set forth in Implementation Guidance on Accounting Standard for Fair Value Measurement. There are no effects on quarterly consolidated financial statements due to the application of the Implementation Guidance.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2023 including the period for the three months ended June 30, 2022. Amounts of Income taxes include Income taxes-deferred.

(Additional information)

1. Transition from the consolidated corporate-tax system to the group tax sharing system

The Company and certain consolidated domestic subsidiaries transitioned from the consolidated corporate-tax system to the group tax sharing system from the beginning of the period for the three months ended June 30, 2022. In accordance with the transition, the accounting treatment and disclosure of corporate tax, local tax and tax effect accounting are based on “Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 42, August 12, 2021). Based on Paragraph 32(1) of ASBJ Practical Issue Task Force No. 42, it is deemed that changes in accounting policy by applying ASBJ Practical Issue Task Force No. 42 have no effect.

2. Repurchase and cancellation of own shares

On November 12, 2021, the Board of Directors of the Company resolved to repurchase its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase of Own Shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder return and improve capital efficiency.

(2)	Outline of the Repurchase
(a)	Type of shares to be repurchased: Common stock
(b)	Aggregate number of shares to be repurchased:

Up to 33,000,000 shares (Equivalent to 2.4% of the number of shares issued (excluding treasury stock))

(c)	Aggregate amount of shares to be repurchased: Up to 100 billion yen
(d)	Repurchase period: From November 15, 2021 to November 11, 2022
(e)	Repurchase method:

Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

(3)	Outline of the Cancellation
(a)	Type of shares to be cancelled: Common stock
(b)	Number of shares to be cancelled: All of shares repurchased as stated in 2) above.
(c)	Scheduled cancellation date: December 20, 2022

The Company had not conducted the repurchase and cancellation pursuant to the resolution of the Board of Directors as of the end of the period.

(Notes to quarterly consolidated balance sheets)

*1	Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions

Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions are as follows. The claims are items that are recorded under the following items on the quarterly consolidated balance sheet (consolidated balance sheet): bonds included in “Securities” (limited to bonds for which the redemption of principal and the payment of interest in whole or in part are guaranteed, and that are issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in “Other assets,” and customers’ liabilities for acceptances and guarantees. If security lending listed in the notes is conducted, such securities (limited to those based on loan for a use agreement or lease agreement) are also included in the claims.

	Millions of yen
	March 31, 2022	June 30, 2022
Bankrupt and quasi-bankrupt loans	¥99,256	¥144,992
Doubtful loans	643,881	532,122
Substandard loans	414,422	395,447
Past due loans (3 months or more)	13,553	15,325
Restructured loans	400,868	380,121

Subtotal	1,157,560	1,072,562

Normal loans	106,019,459	115,119,364

Total	¥107,177,019	¥116,191,927

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, Paragraph 3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2022 and June 30, 2022 were as follows:

	Millions of yen
	March 31, 2022	June 30, 2022
Guaranteed amount to privately-placed bonds	¥1,342,460	¥1,330,045

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the three months ended June 30, 2021 and 2022 included the following:

Three months ended June 30, 2021	Millions of yen	Three months ended June 30, 2022	Millions of yen
Gains on sales of stocks	¥44,722	Gains on sales of stocks	¥55,535
Equity in gains of affiliates	13,275	Equity in gains of affiliates	32,712

*2	Other expenses

“Other expenses” for the three months ended June 30, 2021 and 2022 included the following:

Three months ended June 30, 2021	Millions of yen	Three months ended June 30, 2022	Millions of yen
Write-off of loans	¥26,166	Write-off of loans	¥26,898
		Losses on sales of stocks	14,230

*3	Extraordinary gains

“Extraordinary gains” for the three months ended June 30, 2021 and 2022 included the following:

Three months ended June 30, 2021	Millions of yen	Three months ended June 30, 2022	Millions of yen
Gains on disposal of fixed assets	¥16	Gains on disposal of fixed assets	¥10

*4	Extraordinary losses

“Extraordinary losses” for the three months ended June 30, 2021 and 2022 included the following:

Three months ended June 30, 2021	Millions of yen	Three months ended June 30, 2022	Millions of yen
Losses on impairment of fixed assets	¥1,790	Losses on impairment of fixed assets	¥629
Losses on disposal of fixed assets	627	Losses on disposal of fixed assets	368

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows were not prepared for the three months ended June 30, 2022. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the three months ended June 30, 2021 and 2022 were as follows:

	Millions of yen
Three months ended June 30	2021	2022
Depreciation	¥54,129	¥58,946
Amortization of goodwill	3,849	8,209

(Notes to stockholders’ equity)

Dividends paid in the three months ended June 30, 2021

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 29, 2021	Common stock	¥130,190	¥95	March 31, 2021	June 30, 2021	Retained earnings

Dividends paid in the three months ended June 30, 2022

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 29, 2022	Common stock	¥143,936	¥105	March 31, 2022	June 30, 2022	Retained earnings

(Notes to segment and other related information)

[Segment information]

1. Information on profit and loss amount by reportable segment

Three months ended June 30, 2021	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥148,200	¥279,400	¥187,900	¥132,900	¥(56,622)	¥691,778
General and administrative expenses	(74,600)	(233,300)	(106,300)	(21,400)	(2,380)	(437,980)
Others	12,200	300	11,700	8,300	(19,225)	13,275

Consolidated net business profit	¥85,800	¥46,400	¥93,300	¥119,800	¥(78,227)	¥267,073

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

Three months ended June 30, 2022	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥166,700	¥271,700	¥268,100	¥136,200	¥(45,783)	¥796,917
General and administrative expenses	(73,400)	(230,800)	(145,200)	(27,200)	(7,421)	(484,021)
Others	15,700	800	32,500	6,800	(23,088)	32,712

Consolidated net business profit	¥109,000	¥41,700	¥155,400	¥115,800	¥(76,291)	¥345,609

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Three months ended June 30, 2021	Millions of yen
Consolidated net business profit	¥267,073
Other ordinary income (excluding equity in gains of affiliates)	66,110
Other ordinary expenses	(45,943)

Ordinary profit on quarterly consolidated statements of income	¥287,240

Note:    Figures shown in the parenthesis represent the loss.

Three months ended June 30, 2022	Millions of yen
Consolidated net business profit	¥345,609
Other ordinary income (excluding equity in gains of affiliates)	63,997
Other ordinary expenses	(59,932)

Ordinary profit on quarterly consolidated statements of income	¥349,674

Note:    Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There are no significant matters to be disclosed regarding financial instruments.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the quarterly consolidated balance sheets.

1.    Bonds classified as held-to-maturity

	Millions of yen
	Consolidated		Net unrealized
March 31, 2022	balance sheet amount	Fair value	gains (losses)
Japanese government bonds	¥—	¥—	¥—
Japanese local government bonds	25,741	25,522	(218)
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥25,741	¥25,522	¥(218)

Note: The fair values are based on their market prices and others at the end of the fiscal year.
	Millions of yen
	Quarterly consolidated		Net unrealized
June 30, 2022	balance sheet amount	Fair value	gains (losses)
Japanese government bonds	¥4,994	¥4,998	¥3
Japanese local government bonds	35,941	35,567	(374)
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥40,936	¥40,565	¥(370)

Note: The fair values are based on their market prices and others at the end of the period.

2. Other securities

	Millions of yen
March 31, 2022	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,203,355	¥3,237,013	¥2,033,658
Bonds	19,610,383	19,560,308	(50,074)
Japanese government bonds	15,821,296	15,774,197	(47,099)
Japanese local government bonds	1,154,551	1,145,496	(9,054)
Japanese corporate bonds	2,634,535	2,640,615	6,080
Other	14,473,249	14,766,875	293,625

Total	¥35,286,988	¥37,564,198	¥2,277,209

Notes:	1.	Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.
2.

Net unrealized gains (losses) on other securities shown above include gains of ¥2,122 million for the fiscal year ended March 31, 2022 that are recognized in the earnings by applying fair value hedge accounting.

	Millions of yen
June 30, 2022	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,189,793	¥3,098,330	¥1,908,537
Bonds	19,731,130	19,664,295	(66,835)
Japanese government bonds	15,831,961	15,779,237	(52,723)
Japanese local government bonds	1,205,719	1,191,490	(14,229)
Japanese corporate bonds	2,693,450	2,693,567	117
Other	15,543,265	15,449,269	(93,995)

Total	¥36,464,188	¥38,211,895	¥1,747,706

Notes:	1.	Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.
2.

Net unrealized gains (losses) on other securities shown above include losses of ¥17 million for the three months ended June 30, 2022 that are recognized in the earnings by applying fair value hedge accounting.

3.    Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose quarterly consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the quarterly consolidated balance sheet amount (consolidated balance sheet amount) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2022 and for the three months ended June 30, 2022 were ¥4,688 million and ¥8,482 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2022

There are no corresponding transactions.

Three months ended June 30, 2022

There are no corresponding transactions.

2.	Other money held in trust (Other than trading and held to maturity)

	Millions of yen
March 31, 2022	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥310	¥310	¥—

Note:    Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.

	Millions of yen
June 30, 2022	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥310	¥310	¥—

Note:    Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
March 31, 2022	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥142,753,490	¥2,663	¥2,663
Interest rate options	450,578,969	394,362	394,362
Over-the-counter
Forward rate agreements	12,575,210	(28)	(28)
Interest rate swaps	661,604,364	(121,168)	(121,168)
Interest rate swaptions	26,687,532	(10,506)	(10,506)
Caps	107,838,182	(505,738)	(505,738)
Floors	7,576,704	4,260	4,260
Other	14,037,668	58,115	58,115

Total	/	¥(178,039)	¥(178,039)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2022	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥158,047,519	¥(10,565)	¥(10,565)
Interest rate options	544,118,106	191,747	191,747
Over-the-counter
Forward rate agreements	14,985,368	2,155	2,155
Interest rate swaps	903,239,021	(292,560)	(292,560)
Interest rate swaptions	38,075,720	(22,188)	(22,188)
Caps	122,852,246	(870,606)	(870,606)
Floors	9,361,613	10,279	10,279
Other	21,648,778	81,711	81,711

Total	/	¥(910,026)	¥(910,026)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
March 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥10,758	¥(103)	¥(103)
Over-the-counter
Currency swaps	86,400,103	615,163	242,608
Currency swaptions	693,027	91	91
Forward foreign exchange	86,861,074	(184,625)	(184,625)
Currency options	9,911,292	(24,867)	(24,867)

Total	/	¥405,658	¥33,103

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the table above.

	Millions of yen
June 30, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥10,633	¥(2,134)	¥(2,134)
Over-the-counter
Currency swaps	96,476,590	1,172,301	297,745
Currency swaptions	1,115,410	400	400
Forward foreign exchange	109,198,539	(129,232)	(129,232)
Currency options	7,622,497	(59,424)	(59,424)

Total	/	¥981,911	¥107,354

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the table above.

(3)	Equity derivatives

	Millions of yen
March 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,228,695	¥(22,042)	¥(22,042)
Equity price index options	1,252,614	(47,940)	(47,940)
Over-the-counter
Equity options	249,895	22,992	22,992
Equity price index swaps	330,918	48,697	48,697

Total	/	¥1,707	¥1,707

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,235,346	¥6,129	¥6,129
Equity price index options	1,171,799	(46,816)	(46,816)
Over-the-counter
Equity options	259,498	31,855	31,855
Equity index forward contracts	290	(7)	(7)
Equity price index swaps	344,280	95,383	95,383

Total	/	¥86,544	¥86,544

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

	Millions of yen
March 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥8,027,933	¥(3,306)	¥(3,306)
Bond futures options	30,275	12	12
Over-the-counter
Bond forward contracts	59,827	1,438	1,438
Bond options	96,516	(31)	(31)

Total	/	¥(1,886)	¥(1,886)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥9,646,344	¥1,520	¥1,520
Bond futures options	89,849	26	26
Over-the-counter
Bond options	272,190	26	26

Total	/	¥1,572	¥1,572

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥11,185	¥1,210	¥1,210
Over-the-counter
Commodity swaps	138,269	297	297
Commodity options	3,790	(490)	(490)

Total	/	¥1,016	¥1,016

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
June 30, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥18,589	¥1,008	¥1,008
Over-the-counter
Commodity swaps	123,910	(275)	(275)
Commodity options	5,106	(577)	(577)

Total	/	¥155	¥155

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥2,981,181	¥(1,352)	¥(1,352)

Total	/	¥(1,352)	¥(1,352)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2022	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥3,009,981	¥4,125	¥4,125

Total	/	¥4,125	¥4,125

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

There is no significant business combination to be disclosed.

(Revenue recognition)

Information on breakdown of revenues from contracts with customers.

Three months ended June 30	Millions of yen
	2021	2022
Ordinary income	¥951,725	¥1,331,703
Fees and commissions	327,317	336,330
Deposits and loans	38,082	55,979
Remittances and transfers	35,873	36,317
Securities-related business	43,394	29,887
Agency	2,237	2,264
Safe deposits	1,997	1,924
Guarantees	20,314	21,516
Credit card business	79,396	88,489
Investment trusts	46,845	38,196
Others	59,173	61,753

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019) is also included in the table above.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method were as follows:

Three months ended June 30	Millions of yen, except per share data and number of shares
	2021	2022
(i) Earnings per share	¥148.30	¥184.14
[The calculation method]
Profit attributable to owners of parent	203,243	252,439
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	203,243	252,439
Average number of common stock during the period (in thousands)	1,370,486	1,370,881
(ii) Earnings per share (diluted)	¥148.24	¥184.08
[The calculation method]
Adjustment for profit attributable to owners of parent	—	—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	—	—
Increase in the number of common stock (in thousands)	597	500
Stock acquisition rights (in thousands)	597	500
Outline of dilutive shares which were not included in the calculation of “Earnings Per Share (diluted)” because they do not have dilutive effect and have significant changes from the fiscal year ended March 31, 2022:	—	—

(Significant subsequent events)

There are no significant subsequent events to be disclosed.

(Others)

Not applicable.